UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM SD
Specialized Disclosure Report
ATMEL CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	0-19032	77-0051991
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1600 Technology Drive, San Jose, California (Address of principal executive offices)	95110 (Zip Code)

Scott Wornow	(408) 441-0311
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1    Conflict Minerals Disclosure

Item 1.01    Conflict Minerals Disclosure and Report

Atmel Corporation (“Atmel” or “we”) conducted a review of its supply chain to determine whether it purchases materials or products that incorporate conflict minerals as defined by the Securities and Exchange Commission. The review of our suppliers determined that our supply chain is “Conflict Free Undeterminable.” A copy of Atmel Corporation’s Conflict Minerals Report is filed as Exhibit 1.01 hereto, is incorporated herein by reference, and is publicly available at http://ir.atmel.com/governance.cfm.

Item 1.02    Exhibit

The Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form is filed as Exhibit 1.01 to this Form.

Section 2    Exhibits

Item 2.01    Exhibits

Exhibit 1.01 - Conflict Minerals Report, as required by Items 1.01 and 1.02 of this Form.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ATMEL CORPORATION

May 29, 2015	By:	/s/ Scott Wornow
Scott Wornow Senior Vice President and Chief Legal Officer